June 28, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	John Stickel
Tonya Aldave
Michael Henderson
Robert Klein

Re:	Aurora Acquisition Corp.
Amendment No. 7 to the Registration Statement on Form S-4
Filed May 11, 2023
File No. 333-258423
Ladies and Gentlemen:
On behalf of Aurora Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated June 7, 2023 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 7 to the Registration Statement on Form S-4 filed on May 11, 2023. In connection with such responses, the Company is concurrently filing an Amendment No. 8 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.
To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.
Amendment No. 7 to the Registration Statement on Form S-4 filed May 11, 2023
General
1.    Please briefly explain what you mean by "One-Day Mortgage" offering.
Response to Comment 1:
The Company respectfully advises the Staff that the Company has revised its disclosure on pages 132, 337 and 338 of the Amended Registration Statement to augment the disclosure of Better’s “One-Day Mortgage” offering.

Risk Factors
We may not be able to grow our loan production business, page 89
2.    We note your response to our prior comment 4 and reissue in part. Please revise the risk factor title to remove references to growth, because your loan volumes have recently declined significantly.
Response to Comment 2:
The Company respectfully advises the Staff that it has revised its disclosure on pages 93 and 96 of the Amended Registration Statement to remove references to growth.
We identified three ongoing material weaknesses in our internal control over financial reporting, page 106
3.    We note your disclosure on page 107 relating to a third material weakness in your internal control over financial reporting as of December 31, 2022. Specifically, we note that you identified a material error in your 409A valuation and certain corresponding complex securities. Please clarify the nature of the material error in your financial statements and whether there was a similar error or any impact to the December 31, 2021 financial statements.
Response to Comment 3:
The Company respectfully advises the Staff that it has revised its disclosure on page 113 of the Amended Registration Statement to provide further disclosure regarding the material weakness related to its 409A valuation for the year ended December 31, 2022.
Legal proceedings and governmental investigations in connection with the Business Combination, page 165
4.    This risk factor presents specific facts related to lawsuits and investigations, including by the SEC’s Enforcement staff, alleging false of misleading statements in the registration statement as originally filed. While lawsuits against parties to merger transactions may be common, that statement improperly mitigates and detracts from the specific risks addressed in this risk factor. Please remove the implication that the issues raised in the disclosure here of this particular merger are “common” to other merger transactions.
Response to Comment 4:
The Company respectfully advises the Staff that it has revised its disclosure on page 172 of the Amended Registration Statement to remove the implication that the issues raised therein are common to other merger transactions.

Nasdaq may delist our securities from trading on its exchange, page 175
5.    We note that one of the possible adverse consequences of Nasdaq delisting your security from its exchange is that you Class A ordinary shares may become a "penny stock." Please include a separate risk factor to discuss in greater detail the extent to which your common stock may be characterized as a “penny stock” under Section 3(a)(51) of the Exchange Act and any risks you may face as a result. Please address the requirements for broker-dealers to effect transactions in penny stocks under Section 15(h) of the Exchange Act and the specific legal remedies available to investors in penny stocks if broker-dealers do not meet their obligations under the penny stock rules or if a penny stock is sold in violation of the investor’s rights or otherwise in a fraudulent manner. In addition, discuss how such requirements may adversely affect the market for your common stock and increase transaction costs.
Response to Comment 5:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that, after further consideration, the Company does not believe that there is a material risk that its Class A ordinary shares may become a “penny stock,” should Nasdaq delist its securities. Prior to the Business Combination, the Company will have tangible net worth in excess of $5 million because there is $21 million in the Company’s trust account as of March 31, 2023. In addition, it is a condition to Closing under the Merger Agreement for the Company to have least $5,000,001 of net tangible assets upon Closing. After the Business Combination, Better Home & Finance will have revenues in excess of $6 million for each of the last three years, based on Better’s historical financial results. The Company respectfully advises the Staff that it has revised its disclosure on page 183 of the Amended Registration Statement to remove the statement that a possible adverse consequence of delisting is “a determination that our Class A ordinary share is a ‘penny stock’ which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities.”
Resignation of Financial Advisors, page 227
6.    We note your response to our prior comment 9 and reissue in part. For context, please disclose that there are similar circumstances in which the financial institutions are named and that the resignations indicate those parties are not willing to have the liability associated with such work in this transaction.
Response to Comment 6:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on pages 175 and 235 of the Amended Registration Statement accordingly.

Better Overview, page 324
7.    We note your disclosure on page 325 that "[e]xcluding the severance paid to terminated production employees, for the full year 2022, Better’s mortgage production labor cost per unit was approximately $4,900 on average, compared to an annual average of approximately $6,800 according to the MBA Quarterly Mortgage Bankers Performance Reports." It appears that the quoted annual average according to the MBA Quarterly Mortgage Bankers Performance Reports is calculated differently from Better's mortgage production labor cost of $4,900. If so, please balance this disclosure by also including your mortgage production labor cost per unit without excluding the severance paid to terminated production employees or, in the alternative, consider removing this statement.
Response to Comment 7:
The Company respectfully advises the Staff that it has revised its disclosure on pages 337 and 347 of the Amended Registration Statement to remove the statistical disclosure comparing Better’s mortgage production cost with the MBA Quarterly Mortgage Bankers Performance Report data due to the difference in computation methodology.
Information about Better, page 324
8.    We note that in some sections of the prospectus you compare Better to "other mortgage companies" and on page 121 to "other fintech companies." Please refer consistently to your primary business of a mortgage company or provide us with support that you are a fintech company.
Response to Comment 8:
The Company respectfully advises the Staff that it has revised its disclosure throughout the Amended Registration Statement to remove all comparisons of Better to “other fintech companies.”
Our Customer Acquisition Channels, page 333
9.    We note the disclosure here that your modular technology infrastructure allows you to address your partners’ requirements by combining existing solutions and customizing functionality, and your disclosure on page 334 that your platform is modular in nature and new products and partners can be added seamlessly using the same core code and systems architecture. Please describe specific examples of when you added a new product or new functionality for a client or partner in Tinman and provide support for your disclosure on page 333 that Tinman's modular technology infrastructure "substantially outperform[s] the traditionally long and operationally heavy enterprise integration processes" or remove these statements.

Response to Comment 9:
The Company respectfully advises the Staff that it has revised its disclosure on page 347 of the Amended Registration Statement to describe specific examples of Better adding a new product or functionality for a client or partner in Tinman. The Company also respectfully advises the Staff that it has removed the references to "substantially outperform[s] the traditionally long and operationally heavy enterprise integration processes" on page 346 of the Amended Registration Statement.
Better's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 348
10.    Please discuss and analyze your financial condition and changes in your financial condition, including specifically discussing and analyzing material changes to your balance sheet line items. Refer to Item 303 of Regulation S-K.
Response to Comment 10:
The Company respectfully advises the Staff that it has revised its disclosure on pages 387 and 388 of the Amended Registration Statement to provide further flux analysis for its balance sheet to compare balance sheet line items as of March 31, 2023 with December 31, 2022.
Results of Operations, page 362
11.    Please revise to include a discussion of changes in the components of your total interest and other expense, net and their impact on your results of operations for each period presented in the filing.
Response to Comment 11:
The Company respectfully advises the Staff that it has revised its disclosure on page 382 of the Amended Registration Statement to include a discussion of changes in the components of Better’s total interest and other expenses, net and their impact on Better’s results of operations for each period presented in the filing.
Cash Offer Program Revenue, page 364
12.    We note your discussion of changes in your cash offer program revenue. Please revise to describe the extent to which such changes are attributable to changes in price or volume. For example, consider quantifying the number of homes, average price per home or information about the leasing of homes (for example, number of months). Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response to Comment 12:
The Company respectfully advises the Staff that it has revised the disclosure on pages 365 and 372 of the Amended Registration Statement to disclose that the vast majority of Better’s revenue from each Cash Offer transaction is comprised of the purchase price of the home paid by the customer to Better. Relative to the purchase price of the home, Better’s leasing and fee revenue is immaterial. Likewise, the Company respectfully advises the Staff that it has revised its disclosure on pages 365 and 372 of the Amended Registration Statement to disclose that the vast majority of Better’s expenses for each Cash Offer transaction is comprised of the purchase price of the home paid by Better to the seller, which in nearly all cases is the same as the purchase price paid by the customer to Better that is recognized as revenue. The Company further respectfully advises the Staff that, relative to the purchase price of the home, Better’s closing costs and other maintenance costs are immaterial.
13.    We note your disclosure that you paused advertising on the Better Cash Offer program. As it relates to your discussion of changes in marketing and advertising expenses on page 366, please revise to quantify marketing spend during each period presented by program and/or product offering.
Response to Comment 13:
The Company respectfully advises the Staff that the expense associated with marketing the Better Cash Offer program was immaterial and that Better does not disaggregate publicly its spending on marketing by product offering. The Company has revised the disclosure on pages 115, 131, 339, 343, 365, 372 and 380 of the Amended Registration Statement to remove references to marketing spend and to clarify that, while Better maintains the functionality and would be able to serve inbound demand, Better is not actively seeking Better Cash Offer customers.
Retention Agreement with Kevin Ryan, page 392
14.    We note your disclosure here that you extended a forgivable loan of $6,000,000, with an annual compounding interest rate of 3.5% to Mr. Ryan. It appears that the loan will not be paid off until December 1, 2026. Please explain how you plan to comply with Section 402 of the Sarbanes-Oxley Act of 2002.
Response to Comment 14:
The Company respectfully advises the Staff that Better’s loan to Mr. Ryan will be extinguished if it would violate applicable law, including Section 402 of the Sarbanes-Oxley Act of 2002 as implemented in Section 13(k) of the Exchange Act. Accordingly, the Company anticipates that the loan will be forgiven in connection with closing of the Business Combination and, at that time, Better Home & Finance will be in compliance with Section 402 of the Sarbanes-Oxley Act of 2002 as implemented in Section 13(k) of the Exchange Act. The Company has revised the disclosure on page 414 of the Amended Registration Statement accordingly. In addition, the Company has reflected forgiveness of the loan in its pro forma financial statements by accelerating repayment of the loan upon the closing of the Business Combination and expensing the outstanding loan amount as a compensation expense.
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned of Ropes & Gray LLP at (212) 841-0438.

Very truly yours,

/s/ Daniel Forman

Daniel Forman

cc:	Arnaud Massenet, Aurora Acquisition Corp.
Carl P. Marcellino, Ropes & Gray LLP